SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. _______)

HEALTH POWER, INC.
(Name of Issuer)

HEALTH POWER, INC.
ROBERT J. BOSSART, RANDY E. JONES,
RICHARD T. KURTH, PAUL A. MILLER,
DANIEL R. SULLIVAN, AND JONATHAN R. WAGNER
(Name of Person(s) Filing Statement)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

42219G 10 3
(CUSIP Number of Class of Securities)

Paul A. Miller, Esq. Health Power, Inc. c/o CompManagement, Inc. 6377 Emerald Parkway Dublin, Ohio 43016 (614) 760-8119 (614) 760-0702 (fax)	Joseph P. Boeckman, Esq. Baker & Hostetler LLP 65 East State Street Suite 2100 Columbus, Ohio 43215 (614) 462-4737 (614) 462-2616 (fax)

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13E-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Calculation of Filing Fee

Transaction Value(1)	Amount Of Filing Fee
$ 27,612,506	$ 5,523

(1)	Determined in accordance with Rule 0-11(c) of the Securities Exchange Act of 1934. The fee was computed on the basis of the purchase of 3,888,460 shares of Common Stock of the Issuer at $ 6.98 cash per share plus the purchase of 245,827 options to purchase Common Stock of the Issuer in the aggregate amount of $ 471,056.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of Filing.

Amount Previously Paid: $ 5,523
Form or Registration No.: Schedule 14A
Filing Party: Health Power, Inc.
Date Filed: September 20, 2000

          This Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is being filed jointly by Health Power, Inc., a Delaware corporation (" Health Power"), Robert J. Bossart, Randy E. Jones, Richard T. Kurth, Paul A. Miller, Daniel R. Sullivan, and Jonathan R. Wagner, all of whom are affiliates of Health Power, in connection with the proposed merger of HP Acquisition Corp., a Delaware corporation ("HP Acquisition"), a subsidiary of Security Capital Corporation, a Delaware corporation ("Security Capital"), with and into Health Power pursuant to an Agreement and Plan of Merger dated as of June 8, 2000, as amended (the "Merger Agreement"), by and among Health Power, HP Acquisition, and Security Capital. If the Merger Agreement is adopted by the stockholders of Health Power, each share of Common Stock, $0.01 par value, of Health Power (the "Common Stock"), except for shares held by stockholders who properly perfect their appraisal rights under Delaware law, will be converted into the right to receive $6.98 in cash, without interest, assuming the merger closes on November 15, 2000. The merger consideration will increase by approximately $0.002 per share per day for each day that the closing of the merger occurs after November 15, 2000. The merger of HP Acquisition with and into Health Power pursuant to the Merger Agreement and the other transactions contemplated as part of or in connection with such merger are hereinafter collectively referred to as the "Transaction." This Transaction Statement is being filed with the Securities and Exchange Commission concurrently with a proxy statement (the "Proxy Statement") being filed by Health Power pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Proxy Statement is attached hereto as Exhibit 99(a). The information contained in the Proxy Statement, including all annexes and exhibits thereto, is expressly incorporated herein by reference, and the responses to each item of this Transaction Statement are qualified in their entirety by reference to the information contained in the Proxy Statement and the annexes and exhibits thereto.

ITEM 1.	SUMMARY TERM SHEET

          The information set forth under the caption "SUMMARY" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 2.	SUBJECT COMPANY INFORMATION

          (a)    Name and Address. The name of the subject company is Health Power, Inc. The information set forth under the caption "THE COMPANIES– Health Power" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (b)   Securities. The class of equity securities to which this Transaction Statement relates is Common Stock, $0.01 par value, of Health Power. The information set forth under the caption "MARKET PRICES OF COMMON STOCK" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (c)   Trading Market and Price. The information set forth under the caption "MARKET PRICES OF COMMON STOCK" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (d)   Dividends. The information set forth under the caption "MARKET PRICES OF COMMON STOCK" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (e)   Prior Public Offerings. Health Power has not made any underwritten public offering of the Common Stock for cash which was either registered under the Securities Act of 1933, as amended (the "Securities Act"), or was exempt from registration pursuant to Regulation A promulgated under the Securities Act during the three years prior to the date of this Transaction Statement.

          (f)    Prior Stock Purchases. The information set forth under the caption "PURCHASES OF COMMON STOCK BY CERTAIN PERSONS" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

          (a)    Name and address.

FILING PERSONS

Health Power, Inc. (subject company): The information set forth under the caption "THE COMPANIES—Health Power" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Robert J. Bossart (director and executive officer of Health Power): CompManagement, Inc., 6377 Emerald Parkway, Dublin, Ohio 43016, Telephone No. (614) 766-5223.

Randy E. Jones (executive officer of Health Power): CompManagement Health Systems, Inc., 6377 Emerald Parkway, Dublin, Ohio 43016, Telephone No. (614) 766-5223.

Richard T. Kurth (executive officer of Health Power): CompManagement, Inc., 6377 Emerald Parkway, Dublin, Ohio 43016, Telephone No. (614) 766-5223.

Paul A. Miller (executive officer of Health Power): CompManagement, Inc., 6377 Emerald Parkway, Dublin, Ohio 43016, Telephone No. (614) 766-5223.

Daniel R. Sullivan (executive officer of Health Power): CompManagement, Inc., 6377 Emerald Parkway, Dublin, Ohio 43016, Telephone No. (614) 766-5223.

Jonathan R. Wagner (director and executive officer of Health Power): CompManagement, Inc., 6377 Emerald Parkway, Dublin, Ohio 43016, Telephone No. (614) 766-5223.

OTHER SPECIFIED PERSONS

Dr. Elliott P. Feldman (director of Health Power): 455 Industrial Mile Road, Columbus, Ohio 43228, Telephone No. (614) 276-7172.

Robert S. Garek (director of Health Power): 464 East Main Street, Suite 100, Columbus, Ohio 43215, Telephone No. (614) 464-1000.

Crystal A. Kuykendall, J.D., Ph.D. (director of Health Power): 8925 Harvest Square Court, Potomac, Maryland 20854, Telephone No. (301) 299-2057.

Dr. Bernard F. Master (director and executive officer of Health Power): 340 Tucker Drive, Worthington, Ohio 43085, Telephone No. (614) 888-2575.

Frank R. Nutis (director of Health Power): 3540 East Fulton Street, Columbus, Ohio 43227, Telephone No. (614) 237-8626.

Dr. Burt E. Schear (director of Health Power): 4300 North Ocean Boulevard, Ft. Lauderdale, Florida 33308, Telephone No. (954) 565-6945.

          (b)    Business and Background of Entities: Not applicable.

          (c)    Business and Background of Natural Persons: The information set forth in Item 10 of Health Power's Annual Report on Form 10-K for its fiscal year ended December 31, 1999, under the caption "DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT" is hereby incorporated herein by reference pursuant to General Instruction F of Schedule 13E-3. During the past five years, no person filing this Transaction Statement and no other director, executive officer, or control person of Health Power has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. All persons filing this Transaction Statement and all other directors, executive officers, and control persons of Health Power are citizens of the United States of America.

ITEM 4.	TERMS OF THE TRANSACTION

          (a)    Material Terms. The information set forth under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION," " SUMMARY," "THE SPECIAL MEETING," "REASONS FOR THE MERGER; RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS," "EFFECTS OF THE MERGER; MERGER CONSIDERATION," "FINANCING OF THE MERGER," " ACCOUNTING TREATMENT," and "FEDERAL INCOME TAX CONSEQUENCES" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (c)   Different Terms. The information set forth under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION," "SUMMARY— Interests of Certain Persons in the Merger," "EFFECTS OF THE MERGER; MERGER CONSIDERATION," "INTERESTS OF CERTAIN PERSONS IN THE MERGER," and

"PROVISIONS OF THE MERGER AGREEMENT–Merger Consideration and –Treatment of Stock Options" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E–3 .

          (d)      Appraisal Rights. The information set forth under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION," "SUMMARY–Appraisal Rights," and "APPRAISAL RIGHTS UNDER DELAWARE LAW" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E–3.

          (e)      Provisions for Unaffiliated Security Holders. None.

          (f)      Eligibility for Listing or Trading: Not applicable.

ITEM 5.      PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

          (a)      Transactions. The information set forth under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" in the proxy statement filed by Health Power with the Securities and Exchange Commission on April 30, 1999, pursuant to Regulation 14A under the Exchange Act for Health Power's 1999 annual meeting of stockholders is hereby incorporated herein by reference pursuant to General Instruction F of Schedule 13E–3.

          (b)      Significant Corporate Events. Not applicable.

          (c)      Negotiations or Contracts. Not applicable.

          (e)      Agreements Involving the Subject Company's Securities: The information set forth under the captions "SUMMARY–Record Date and Voting and –Interests of Certain Persons in the Merger," "THE SPECIAL MEETING–Record Date and Voting," and "INTERESTS OF CERTAIN PERSONS IN THE MERGER–Stock Options and –Stockholder Voting Agreements" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E–3.

ITEM 6.      PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS

          (b)      Use of Securities Acquired. The information set forth under the captions "SUMMARY–Effects of the Merger; Merger Consideration," EFFECTS OF THE MERGER; MERGER CONSIDERATION," and "PROVISIONS OF THE MERGER AGREEMENT–Merger Consideration" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E–3.

          (c)      Plans.

          (1)      The information set forth under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION," "SUMMARY," "THE SPECIAL MEETING," "REASONS FOR THE MERGER; RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS," and "EFFECTS OF THE MERGER; MERGER CONSIDERATION" in the

Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E–3.

          (2)      Not applicable.

          (3)      The information set forth under the caption "EFFECTS OF THE MERGER; MERGER CONSIDERATION" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E–3.

          (4)      The information set forth under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION," "SUMMARY– Interests of Certain Persons in the Merger, –Effects of the Merger; Merger Consideration, and –Financing of the Merger," " INTERESTS OF CERTAIN PERSONS IN THE MERGER," "EFFECTS OF THE MERGER; MERGER CONSIDERATIONS," "FINANCING OF THE MERGER," and "PROVISIONS OF THE MERGER AGREEMENT–General" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E–3.

          (5)      Not applicable.

          (6)      It is expected that the Common Stock will no longer be quoted on the OTC Bulletin Board if the merger is consummated.

          (7)      It is expected that the Common Stock will become eligible for termination of registration under Section 12(g)(4) of the Exchange Act if the merger is consummated.

          (8)      It is expected that Health Power's obligations to file reports pursuant to Section 15(d) of the Exchange Act will be suspended if the merger is consummated.

ITEM 7.      PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

          (a)      Purposes. The information set forth under the captions "PURPOSE OF THE MERGER; POSITION OF CMI EXECUTIVE TEAM AS TO THE FAIRNESS OF THE MERGER" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E–3.

          (b)      Alternatives. The information set forth under the captions "BACKGROUND OF THE MERGER," "REASONS FOR THE MERGER; RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS," and "PURPOSE OF THE MERGER; POSITION OF CMI EXECUTIVE TEAM AS TO THE FAIRNESS OF THE MERGER" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E–3.

          (c)      Reasons. The information set forth under the captions "SUMMARY–Reasons for the Merger," "BACKGROUND OF THE MERGER," "REASONS FOR THE MERGER; RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS," and "PURPOSE OF THE MERGER; POSITION OF CMI

EXECUTIVE TEAM AS TO THE FAIRNESS OF THE MERGER" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E–3.

          (d)      Effects. The information set forth under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY– Effects of the Merger; Merger Consideration, –Interests of Certain Persons in the Merger, –Appraisal Rights, and –Federal Income Tax Consequences," "EFFECTS OF THE MERGER; MERGER CONSIDERATION," "INTERESTS OF CERTAIN PERSONS IN THE MERGER," "APPRAISAL RIGHTS UNDER DELAWARE LAW," and "FEDERAL INCOME TAX CONSEQUENCES" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E–3.

ITEM 8.      FAIRNESS OF THE TRANSACTION

          (a)      Fairness. The information set forth under the captions "SUMMARY–Recommendation of the Special Committee and Board of Directors," "REASONS FOR THE MERGER; RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS," and "PURPOSE OF THE MERGER; POSITION OF CMI EXECUTIVE TEAM AS TO THE FAIRNESS OF THE MERGER" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E–3.

          (b)      Factors Considered in Determining Fairness. The information set forth under the captions "SUMMARY–Recommendation of the Special Committee and Board of Directors," "REASONS FOR THE MERGER; RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS," and "PURPOSE OF THE MERGER; POSITION OF CMI EXECUTIVE TEAM AS TO THE FAIRNESS OF THE MERGER" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E–3.

          (c)      Approval of Security Holders. The Transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

          (d)      Unaffiliated Representative. The information set forth under the captions "REASONS FOR THE MERGER; RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS" and "OPINION OF HEALTH POWER'S FINANCIAL ADVISOR " in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E–3.

          (e)      Approval of Directors. The information set forth under the captions "SUMMARY–Recommendation of the Special Committee and Board of Directors" and "REASONS FOR THE MERGER; RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E–3.

          (f)      Other Offers. Not applicable.

ITEM 9.      REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

          (a)      Report, Opinion or Appraisal. The information set forth under the captions "SUMMARY—Opinion of Health Power's Financial Advisor" and "OPINION OF HEALTH POWER'S FINANCIAL ADVISOR" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (b)      Preparer and Summary of the Report, Opinion or Appraisal. The information set forth under the caption "OPINION OF HEALTH POWER'S FINANCIAL ADVISOR" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (c)      Availability of Documents. The information set forth under the caption "WHERE YOU CAN FIND MORE INFORMATION" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E–3.

ITEM 10.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          (a)      Source of Funds. The information set forth under the captions in the "SUMMARY — Financing of the Merger" and " FINANCING OF THE MERGER" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (b)      Conditions. The information set forth under the captions "SUMMARY — Financing of the Merger" and "FINANCING OF THE MERGER" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (c)      Expenses. The following expenses are estimated to be incurred in connection with the Transaction and have been paid or are expected to be paid by Health Power.

Description of Expense Item	Amount

Legal fees and expenses—Baker & Hostetler LLP	$185,000
Legal fees and expenses—Bricker & Eckler LLP	110,000
Accounting and tax fees and expenses	15,000
Special Committee fees	50,000
Investment banking fees and expenses—Raymond James & Associates, Inc.	625,000
Fairness opinion—Raymond James & Associates, Inc.	100,000
Printing fees and expenses	25,000
Other	15,000

Total estimated expenses of Health Power	$1,125,000

          Additional legal, accounting, and other expenses have been and will be incurred by other parties, including Security Capital, in connection with the Transaction and will be paid by those parties except as otherwise provided in the Merger Agreement. The information set forth under the captions "SUMMARY—Expenses and Breakup Fees," "FINANCING OF THE MERGER," and "PROVISIONS OF THE MERGER AGREEMENT—Fees and Expenses and —Termination, Termination Fees, Amendment and Waiver" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (d)              Borrowed Funds. The information set forth under the captions "SUMMARY — Financing of the Merger" and "FINANCING OF THE MERGER" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 11.         INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a)          Securities Ownership. The information set forth under the caption "PRINCIPAL STOCKHOLDERS" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (b)          Securities Transactions. None.

ITEM 12.         THE SOLICITATION OR RECOMMENDATION

          (d)          Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions "SUMMARY-Record Date and Voting," "THE SPECIAL MEETING," and "INTERESTS OF CERTAIN PERSONS IN THE MERGER-Stockholder Voting Agreements" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (e)          Recommendation of Others. The information set forth under the captions "SUMMARY-Recommendation of the Special Committee and Board of Directors" and "REASONS FOR THE MERGER; RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 13.         FINANCIAL STATEMENTS.

          (a)          Financial Information. The information set forth under the caption "SUMMARY OF SELECTED FINANCIAL DATA" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. The financial information set forth in Health Power's Annual Report on Form 10-K for its fiscal year ended December 31, 1999, and in Health Power's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2000, is also incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (b)          Pro Forma Information. Since HP Acquisition is newly formed and has no operating history, no pro forma information giving effect to the Transaction is presented.

ITEM 14.         PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

          (a)          Solicitations or Recommendations. The information set forth under the captions "THE SPECIAL MEETING-Additional Solicitation of Proxies" and "PROXY SOLICITATION EXPENSES" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

      (b)         Employees and Corporate Assets. The information set forth under the captions "SUMMARY - Interests of Certain Persons in the Merger," "THE SPECIAL MEETING-Additional Solicitation of Proxies," "EFFECTS OF THE MERGER; MERGER CONSIDERATION," "INTERESTS OF CERTAIN PERSONS IN THE MERGER," "PROVISIONS OF THE MERGER AGREEMENT-Merger Consideration," and "PROXY SOLICITATION EXPENSES" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 15.    ADDITIONAL INFORMATION

      (b)         Other Material Information. Not applicable.

ITEM 16.    EXHIBITS

24	Powers of Attorney for Robert J. Bossart, Randy E. Jones, Richard T. Kurth, Paul A. Miller, Daniel R. Sullivan, and Jonathan R. Wagner.

99(a)	Schedule 14A Proxy Statement (including Notice of Special Meeting of Stockholders, form of proxy, and all annexes and exhibits thereto) filed by Health Power, Inc. with the Securities and Exchange Commission on the date hereof.

99(b)(1)	Commitment letter dated September 13, 2000, between Security Capital Corporation, HP Acquisition Corp., and Bank One, N.A..

99(b)(2)	Commitment letter dated September 8, 2000, between Security Capital Corporation, HP Acquisition Corp., and Banc One Mezzanine Corporation.

99(c)(1)	Fairness Opinion of Raymond James & Associates, Inc. dated May 9, 2000.

99(c)(2)	Discussion materials prepared by Raymond James & Associates, Inc. dated September 9, 1999, regarding completion of first two stages of sale process.

99(c)(3)	Financial analysis presentation materials prepared by Raymond James & Associates, Inc. in connection with providing its opinion to the Board of Directors and Special Committee of Health Power, Inc. dated May 9, 2000

99(c)(4)	Financial analysis presentation materials prepared by Raymond James & Associates, Inc., revised as of September 12, 2000, in connection with providing its opinion to the Board of Directors and Special Committee of Health Power, Inc. dated May 9, 2000.

99(d)(1)	Agreement and Plan of Merger dated as of June 8, 2000, by and among Health Power, Inc., a Delaware corporation, HP Acquisition Corp., a Delaware corporation, and Security Capital Corporation, a Delaware corporation.

99(d)(2)	First Amendment to Agreement and Plan of Merger dated as of August 14, 2000, by and among Health Power, Inc., a Delaware corporation, HP Acquisition Corp., a Delaware corporation, and Security Capital Corporation, a Delaware corporation.

99(d)(3)	Second Amendment to Agreement and Plan of Merger dated as of August 23, 2000, by and among Health Power, Inc., a Delaware corporation, HP Acquisition Corp., a Delaware corporation, and Security Capital Corporation, a Delaware corporation.

99(d)(4)	Stockholder Voting Agreement dated as of June 8, 2000, by and among Security Capital Corporation, a Delaware corporation, and Bernard F. Master, D.O.

99(d)(5)	Stockholder Voting Agreement dated as of June 8, 2000, by and among Security Capital Corporation, a Delaware corporation, and Robert J. Bossart.

99(d)(6)	Stockholder Voting Agreement dated as of June 8, 2000, by and among Security Capital Corporation, a Delaware corporation, and Jonathan R. Wagner.

99(d)(7)	Termination of Options agreement dated as of July 3, 2000, between Health Power, Inc., a Delaware corporation, and each of the individuals listed on Exhibit A thereto.

99(f)	Summary of Appraisal Rights.

SIGNATURES

          After due inquiry, and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

HEALTH POWER, INC.

Dated: September 20, 2000	By /s/ Dr. Bernard F. Master Dr. Bernard F. Master, Chairman

Dated: September 20, 2000	/s/ Robert J. Bossart Robert J. Bossart

Dated: September 20, 2000	Randy E. Jones* Randy E. Jones

Dated: September 20, 2000	Richard T. Kurth* Richard T. Kurth

Dated: September 20, 2000	Paul A. Miller* Paul A. Miller

Dated: September 20, 2000	Daniel R. Sullivan* Daniel R. Sullivan

Dated: September 20, 2000	Jonathan R. Wagner* Jonathan R. Wagner

*	The undersigned, Robert J. Bossart, by signing his name hereto, does hereby execute this Schedule 13E-3 Transaction Statement on behalf of each of the persons indicated above pursuant to Powers of Attorney executed by such persons and filed with the Securities and Exchange Commission as an exhibit to this Transaction Statement.

Dated: September 20, 2000	/s/ Robert J. Bossart Robert J. Bossart, Attorney in Fact

                                                             EXHIBIT INDEX

Exhibit No.	Description of Exhibit	If Incorporated by Reference, Document with which Exhibit was Previously Filed with Securities and Exchange Commission

24	Powers of Attorney for Robert J. Bossart, Randy E. Jones, Richard T. Kurth, Paul A. Miller, Daniel R. Sullivan, and Jonathan R. Wagner.	Included herein.

99(a)

Schedule 14A Proxy Statement (including Notice of Special Meeting of Stockholders, form of proxy, and all annexes and exhibits thereto) filed by Health Power, Inc. with the Securities and Exchange Commission on the date hereof.

Schedule 14A filed by Health Power, Inc. on the date hereof.

99(b)(1)	Commitment letter dated September 13, 2000, between Security Capital Corporation, HP Acquisition Corp., and Bank One, N.A.	Included herein.

99(b)(2)	Commitment letter dated September 8, 2000, between Security Capital Corporation, HP Acquisition Corp., and Banc One Mezzanine Corporation.	Included herein.

99(c)(1)	Fairness Opinion of Raymond James & Associates, Inc. dated May 9, 2000.	Annex B to the Schedule 14A filed by Health Power on the date hereof.

99(c)(2)	Discussion materials prepared by Raymond James & Associates, Inc. dated September 9, 1999, regarding completion of first two stages of sale process.	Included herein.

99(c)(3)

Financial analysis presentation materials prepared by Raymond James & Associates, Inc. in connection with providing its opinion to the Board of Directors and Special Committee of Health Power, Inc. dated May 9, 2000.

Included herein.

99(c)(4)

Financial analysis presentation materials prepared by Raymond James & Associates, Inc., revised as of September 12, 2000, in connection with providing its opinion to the Board of Directors and Special Committee of Health Power, Inc. dated May 9, 2000.

Included herein.

99(d)(1)

Agreement and Plan of Merger dated as of June 8, 2000, by and among Health Power, Inc., a Delaware corporation, HP Acquisition Corp., a Delaware corporation, and Security Capital Corporation, a Delaware corporation.

Annex A to the Schedule 14A filed by Health Power, Inc. on the date hereof.

99(d)(2)

First Amendment to Agreement and Plan of Merger dated as of August 14, 2000, by and among Health Power, Inc., a Delaware corporation, HP Acquisition Corp., a Delaware corporation, and Security Capital Corporation, a Delaware corporation.

Annex A to the Schedule 14A filed by Health Power, Inc. on the date hereof.

99(d)(3)	Second Amendment to Agreement and Plan of Merger dated as of August 23, 2000, by and among Health Power, Inc., a Delaware corporation, HP Acquisition Corp., a Delaware corporation, and Security Capital Corporation, a Delaware corporation.	Annex A to the Schedule 14A filed by Health Power, Inc. on the date hereof.

99(d)(4)	Stockholder Voting Agreement dated as of June 8, 2000, by and among Security Capital Corporation, a Delaware corporation, and Bernard F. Master, D.O.	Exhibit 2 to the Schedule 13D filed by Bernard F. Master, D.O. on June 19, 2000.

99(d)(5)	Stockholder Voting Agreement dated as of June 8, 2000, by and among Security Capital Corporation, a Delaware corporation, and Robert J. Bossart.	Exhibit 2 to the Schedule 13D/A (Amendment No. 1) filed by Robert J. Bossart on June 19, 2000.

99(d)(6)	Stockholder Voting Agreement dated as of June 8, 2000, by and among Security Capital Corporation, a Delaware corporation, and Jonathan R. Wagner.	Exhibit 2 to the Schedule 13D/A (Amendment No. 1) filed by Jonathan R. Wagner on June 19, 2000.

99(d)(7)	Termination of Options agreement dated as of July 3, 2000, between Health Power, Inc., a Delaware corporation, and each of the individuals listed on Exhibit A thereto.	Included herein.

99(f)	Summary of Appraisal Rights.	Schedule 14A filed by Health Power, Inc. on the date hereof, including under the caption "APPRAISAL RIGHTS UNDER DELAWARE LAW" and by reference to Annex C to such Schedule 14A.